March 20, 2001

Cal-Bay Controls Company

1582 Parkway Loop, Suite G

Tustin, CA 92680

Dear Bob:

We apologize for the delay in issuing our yearly contracts. We have evaluated all clauses and attachments of the 2000 Contract and have decided to make no changes for 2001. Therefore, we have decided to streamline our procedure saving both you and us time and effort. This letter will serve as the annual renewal of your Servomex Representation Agreement. Please refer to your 2000 Contract Attachments A-F for any questions regarding Commission Schedules and Policies, Territory Assignment, Account Exclusions, Allocation of Commissions, or Corporate Partner Policy,

We would like to remind you that Servomex must approve all discounts prior to order placement.

Your 2001 Servomex Sales Target is $400K. We appreciate your dedication in 2000 and look forward to a mutually beneficial relationship in 2001. If you have any contract questions, feel free to contact Lynne Baron or me.

Best Regards

Ian Mackay

Director of Sales

Cc: George Salmon

REPRESENTATION AGREEMENT

THIS AGREEMENT made this 1st day of February, 2000 between

Cal-Bay Controls

1582 Parkway Loop

Suite G

Tustin, CA 92680

(hereinafter called "Agent"), and the Servomex Company of Norwood, MA (hereinafter called "Servomex"),

WITNESSETH:

WHEREAS Servomex is engaged in the business of manufacturing, selling and servicing industrial process analyzer equipment; WHEREAS Servomex desires to engage the Agent to act as a Sales Agent for Servomex in the territory assigned; WHEREAS Agent desires to act in that capacity.

Therefore, the parties hereby agree as follows:

I .Definitions.

A. The term "Sales Agent" in this Agreement shall refer to the commercial relationship wherein the Agent solicits orders for products on behalf of and for the account of Servomex and for which the Agent shall receive a percentage commission by way of full compensation.

B. The term "Product" as used in this Agreement are now those instruments and devices, parts and components now or hereinafter manufactured and sold by Servomex and listed on Attachment A. Servomex reserves the right to withdraw any Product without advance written notice.

2. Appointment of Agents/Territory.

Servomex hereby appoints the Sales Agent as its exclusive representative, subject to exceptions noted on Attachment A, for its products with the area of primary market responsibility within the geographical areas listed in Attachment B (hereinafter called the Territory) in accordance with the terms of this Agreement, and the Agent hereby accepts such appointment subject to the Terms and Conditions of this agreement.

Accounts listed in Attachment C are excluded from this Agreement. Servomex reserves the right to add or delete from this list with thirty (30) days prior notice to the Agent.

During the term of this Agreement, Servomex shall not appoint another Sales Agent, subject to exceptions noted on Attachment A, for said products in the Territory. Servomex reserves the right to send its salesmen into the Territory to promote and make sales but this right shall not affect the commission obligation of Servomex to the Agent as elsewhere provided for in this Agreement.

The parties agree that their relationship is strictly limited to that of principal and agent, subject to the limitations of the agent's authority as contained in this Agreement. They further acknowledge that there is no intent to create a franchise or dealership in the sales of Servomex products, the Representative has no right to sell or distribute the Company's goods, no investment of capital is expected of the Representative nor is he granted the right to use the Servomex trademarks, trade names, service marks, logotypes, advertising or other commercial symbols without prior written approval of Servomex and they have no common interest in the sales of the Company's products except to the extent that the Representative may earn commission in accordance with the terms of this Agreement.

3. Servomex Responsibilities.

A. Servomex will give technical assistance relating to the products to the extent practicable in its judgment in the form of application assistance. Servomex will provide training of the Agent's employees without charge at its facilities, but the Agent shall pay for the employee's travel expenses. Servomex will also provide reasonable initial quantities of its existing catalogs and other sales aides for distribution in the Territory.

B. Commission Policies.

The amount of the commission payments applicable on shipments will be in accordance with commission schedules, as well as allocation of commission -policies set forth in Attachments "A & D" respectively. Commissions will become due and payable to the Agent upon payment to Servomex of the amount represented by the invoice(s) which are issued at the time of shipment. In the usual course of business, these commissions will be paid monthly. Servomex will offset against commissions payable any sales for which returns and allowances have been made. Commissions are payable against the net price* on the Purchase order, exclusive of such items as transportation cost, taxes, insurance, trade and cash discounts and the like. Servomex reserves the right to change commission schedules and allocation of commission policies in Attachment "A & D" respectively without prior notice.

*Net price will be the list price unless previous discounts have been agreed to by Servomex.

4. Sales Agent Responsibilities.

A. The primary responsibility of the Sales Agent hereunder is to develop and expand all of the markets for the products among customers located in the Territory. To accomplish this result, the Agent agrees to the following:

1. To maintain at all times during the term of this Agreement an adequate number of qualified personnel to perform the duties, expressed and implicit, with respect to representing and selling Servomex products.

2. To promptly advise Servornex of any fact or circumstance of which it acquired knowledge or information having an adverse bearing on the credit position of any customer for Servomex products.

3. To serve the best interests of Servornex and not to disclose or to permit any unauthorized person to have access to any of Servornex. price lists, discount schedules, quotation forms or other data regarding Servomex products.

4. To make quotations only in accordance with the then current Servornex price schedules and terms and conditions and to furnish a copy of all such quotations to Servornex.

5. Not to use any stationary, forms or printed material of any kind on which the Servomex name appears or is intended to be inserted, without obtaining Servornex prior written approval thereof.

6. That at any time upon request, Agent will return any demonstration equipment, printed bulletins, forms or other data to Servornex, and that Agent will not, without Servoinex written consent, make copies thereof nor permit anyone else to do so, nor shall Agent in any way use any of such data after termination of this agreement.

7. To be responsible for and shall pay for all advertising, rental of space in the Territory, traveling expenses, and all other expenses of any nature incidental to the sales of Servomex products, if contracted for by Sales Agent, other than transportation and such other expenses as may be specifically authorized in writing by Servomex.

8. Except as otherwise provided herein, at no time during or after this agreement shall Agent, through itself or any agent, or other person, directly or indirectly use for its own personal gain or make known to any person or firm: (1) any confidential information or customer names connected with Servornex or its business; (2) the contents of any invention, design or improvement, on any of the products manufactured or sold by Servomex. Agent acknowledges that any of the foregoing material as outlined above have a special value and constitute trade secrets of Servomex.

9. The Agent agrees to carry full liability insurance on any and all automobiles, trucks or other transportation of conveying equipment employed by it hereunder, and to save Servomex harmless from all responsibility arising therefrom.

10. During the term of this Agreement the Agent will not (a) solicit orders for products manufactured or distributed by others which compete directly or indirectly with any products which the Agent is authorized as Servornex's representative under this Agreement, or (b) otherwise engage directly or indirectly in a business competitive with that of Servomex. The Agent acknowledges that he is currently representing the Companies and products shown on Attachment 7".

B. 1. The Agent shall have no authority to vary, alter, enlarge or limit orders and contracts of sale, or to make representations or guarantees not contained in Servomex standard terms and conditions of sale.

2. Agent agrees to indemnify and hold Servomex harmless from any claims made against Servomex by reason of the negligence or other act or omission of the Agent, its employees, agents or servants, or from failure to observe 4.B. L above.

C. Commission Statements.

Any question in regard to Commission statements and payments must be submitted within nine months of the date of shipment of the order. No consideration will be given, to, such requests after this nine month period has elapsed.

Independent Agent Status.

It is expressly agreed and understood that Agent including its employees and/or subcontractors, is performing services under this Agreement as an independent contractor for Servornex and neither Agent nor any of its employees or subcontractors is an employee or agent of Servomex. Agent is not and shall not represent itself as authorized to enter into nay contract or other obligation on behalf of Servomex.

The Agent shall maintain, throughout the performance of its obligation under this Agreement, a policy of Worker's Compensation Insurance with coverage limits as my be required by law of the state in which the services are to be performed.

Agent agrees to pay all applicable taxes (other than taxes measured by Servornex's income) which may arise as a result of this Agreement, including, without limitation, income tax withholding, FICA and FUTA similar state and local taxes.

6. Servomex Pricing and Terms of Sale Policies.

In soliciting orders for the account of Servomex, the prices, discounts, and terms and conditions from Servomex shall be those currently in effect at the Servomex source of manufacture. Normally prices, discounts and other terms of sale are subject to change upon 30 days prior notice, but Servornex reserves the right to make changes without notice. No orders shall be binding upon Servomex until accepted by Servomex in writing.

Servornex shall have no obligation or liability to Agent or to any other party with respect to any order Servomex does not accept.

7. Period of Agreement.

A. Effective Period.

Unless and until sooner terminated as elsewhere provided in this Agreement, this Agreement shall be effective until one (1) year from date of this agreement, and shall be thereafter reviewed on an annual basis. Renewal will be by joint agreement each year.

B. Termination.

Either party may, in its sole and absolute discretion, terminate this agreement and the Sales Agent relationship between the parties created hereunder by giving the other party written notice of such termination at least thirty (30) calendar days prior to the effective date of such termination, except that in case of bankruptcy, insolvency, winding up, or receivership, of either party, the other party may terminate this Agreement immediately by written notice. In addition, either party may terminate this Agreement and such Sales Agent relationship in the event of any breach or violation by the other party of any of the provisions of this Agreement by giving the other party written notice of such termination. A breach or violation by one party cannot be used by the other party as an excuse of its own breach or violation. All notices under this paragraph shall be mailed by registered mail and shall be deemed to have been given when posted.

Rights Upon Expiration or Termination.

A. Damages.

Neither party shall claim any damages alleged to have resulted from expiration of this Agreement, but such expiration or termination shall not extinguish any claims or rights which many have accrued up to the time of expiration or termination.

B. Amounts Owed.

Upon termination all amounts not yet due by Agent to Servomex shall be accelerated and become immediately due and payable. Any amounts owed by Servomex pursuant to subparagraph 33 above shall be paid after deduction of any amounts owed by Agent to Servomex.

C. Shipments After Expiration or Termination.

Deliveries and shipments effected after the date of expiration or termination of this Agreements a result of orders accepted on or prior to such date shall not be deemed to revive this Agreement.

D. Commissions.

I . In the event of expiration or termination for other than breach or violation by either party, the following is applicable:

a. Full commission shall be paid on all orders accepted by Servomex prior to the termination date and which are shipped and paid for within nine (9) months after termination.

2. In no event shall Servomex be liable to Agent for any commission or any other expense whatsoever on any sales following the date of termination.

3. Agent shall upon termination forthwith return to Servomex any property including literature, demonstration equipment, pamphlets, catalogs, bulletin's and other technical, advertising and selling data or literature concerning Servomex products, and any correspondence files of or relating to Servomex, all of which material shall be packed and shipped to Servomex at the Agent's expense before final settlement of Agent commission account. Until Servomex receipt, the value of the above will be retained from all payments due. Agent shall forthwith desist from holding itself out as the Agent of Servomex and shall turn over files pertaining to activities with Servomex customer and prospective customers or specification influences within the Territory to employees or agents designated by Servomex.

9. Notice.

Any notice or other communication hereunder (except as in article 73) shall be in writing and sent by ordinary mail and addressed to the parties at the address of each party set forth hereinabove. Either party may change its address by written notice to the other given in the manner herein provided. Such notice shall be deemed to have been given when the same is deposited in the mails at a United states Post Office or mail box serviced by said office.

10. General Provisions.

A. Trademarks.

The Agent shall have no property rights under this agreement or otherwise in any trademarks or trade names of Servomex and the Agent will derive no rights to the trademarks of Servomex by reason of the use of Servomex trademarks in connection with the goods sold by the Agent. The Agent may use such trademarks and trade names in accordance with Servomex instructions. The Agent agrees to take no action which might impair the validity of any of them or affect the property rights of Servomex in the trademarks and to notify Servomex immediately upon the occurrence of any infringement or misuse of any of them. The Agent agrees upon termination of this Agreement to discontinue forthwith all uses of such trademarks or trade names.

B. Statement of Policy.

Agent shall conduct its operations under t1iis Agreement in compliance with the specified directives and general intent of the Statement of Policy attached hereto as Attachment E and in addition with the applicable laws of the Territory.

C. Assignment.

This Agreement may not be assigned to or transferred, nor may sub-agents be appointed, without the proper written consent of Servomex.

D. Non-Waiver.

The failure of either party to enforce at any time, or for any period of time, the provisions of this Agreement, shall not be construed as a waiver of such provisions or the right of such party thereafter to enforce each and every such provision.

E. Governing Law.

This agreement shall be governed by and construed and enforced in accordance with the law (other than the law governing conflict of law questions) of The Commonwealth of Massachusetts.

F. Entire Agreement.

This Agreement cancels and supersedes all prior and written agreements between the parties, relating to the subject matter hereof there are no terms, obligations, covenants, representations, statements, or conditions other than those contained herein. No variation or modification of this Agreement nor waiver of any of the terms and provisions hereof shall be deemed valid unless in writing signed by the parties.

G. Conflicts.

In the event of any conflicts between this Agreement and the attachments, or referenced documents, the provisions of this Agreement shall prevail.

H. Section Headings.

The section and subsection headings contained herein are for reference purposes only and shall not in any way affect the meaning and interpretation of this Agreement.

I. Attachments.

Attached hereto and made a part hereof are the following documents:

Attachment A - Products Attachment B - Area of Primary Market Responsibility Attachment C - Account Exclusions Attachment D - Allocation of Commission Attachment E - Servomex Corporate Partner (SCP) Policy Attachment F - Statement of Policy Attachment G - Companies and Products Represented

IN WITNESS HEREOF, the parties have executed this Agreement in duplicate as of its date above specified.

SERVOMEX COMPANY, INC. BY

(Name)

DIRECTOR OF SALES

(Title)

SALES AGENT

(Name)

(Title)

DATE: 1-31-00 Cal Bay Controls

(Company)

ATTACHMENT A

Products - Commission Schedule and Policies

Product Commission Paid

1.0 Servomex Oxygen and Infrared Analyzers 15%

Industrial

Portable*

Flue Gas

"World Beater Rule"

When an Agent reaches 75% of their Order Plan, we will increase the commission paid on Xendos 1800/1802/1900/1902, 2500 Series and 2700 Analyzers to 20% on all list price orders. Discounted orders will not be eligible for this program.

Any discounts must be approved by Servornex. See discount considerations below for how commission paid will be adjusted for any discounts.

2.0 Systems - Including Cabinets, sampling components

(Net value of system, less Servomex analyzers and buyouts):

First $250K 10%

Greater than $250K 8%

Buy-out Data Systems, PLC's, PC's, Software, Recorders, 5%

Non Servornex Analyzers, Opacity Monitors, and Flow Monitors,

3.0 Spare Parts for Servomex Analyzers 5%**

(Parts used as part of Field Service or Factory Service are excluded as well as Sensors & Transducers sold as OEM Products).

Once the Agent has reached 90% of their order plan for the year, the following change will occur:

Spare Parts for Servornex Analyzers 10%

(Parts used as part of Field Service or Factory Service are excluded as well as Sensors & Transducers sold as OEM Products).

4.0 Documentation 5%

Servornex Analyzer Manuals

System Manuals

As Built & Approval Drawings for Systems

ATTACHMENT A - Continued

5.0 Servomex Customer Services 10%

Servomex University Training and Training Materials (CD Roms, Tutorials, etc.)

Servomex Start-up Services

Servomex Support Services

If an agent is directly involved in the selling/quoting of any of the above Servomex Customer Services at list price, a commission of 10% will be paid. At this time, maintenance contracts and CEMS installation and certification services are excluded from this item.

Commissions are not payable for any products or services not listed specifically under items 1 through 5 above.

Note: Commissions listed are for sales at current list prices.

* Portable analyzers can be sold via a number of distribution channels and as such are nonexclusive in this contract. Portable Analyzers include 244, 262, 570, 571, 572, 574, 575 (when available) and 1450. Commissions will be paid to the agent only on purchase orders delivered to Servomex by the Agent.

** This commission becomes 10% if the spare parts ordered are carried on the same purchase order as the analyzer in question.

*** Transfilling Market - For 572's or 575's sold to a transfiller at a special price (those currently being quoted directly from Servomex Norwood Sales Organization), a 5% commission will be paid to the agent only on purchase orders delivered to Servomex by the Agent.

Discount Considerations:

All discounts must be approved in writing by Servomex or the following may not apply. When discounts are approved, commissions shall be adjusted in accordance with the following policy:

For analyzer discounts from list price up to 15%, the discount, on a percent basis, will be absorbed equally by Servomex and our agent. That is, if the order is taken at an 11 % discount, for example, the agent commission will be reduced by 5.5%.

For system discounts from list price up to 10%, the discount, on a percent basis, will be absorbed equally by Servomex and our agent. That is, if the order is taken at a 10% discount, for example, the agent commission will be reduced by 5%.

ATTACHMENT A - Continued

Spare parts are not subject to discounts.

For discounts above 15%, all commissions shall be negotiated on a case-by-case basis.

All discounts made by Agent without prior Servomex approval may be subjected to a 1 % reduction in commission per I% discounted.

Once the Agent has reached 50% of their Order Plan for the year, when discounts are approved commissions shall be adjusted in accordance with the following policy:

For analyzer discounts from list price up to 5%, the discount, on a percent basis, will be absorbed by Servornex. For analyzer discounts from 5% to 15%, the discount, on a percent basis, will be absorbed equally by Servomex and our agent. That is, if the order is taken at a 10% discount, for example, the agent commission will be reduced by 2.5%. For discounts greater than 15%, there shall be a 1 % reduction in commission for each 1% discounted.

For system discounts from list price up to 5%, the discount, on a percent basis, will be absorbed by Servomex. For system discounts from 5% to 10%, the discount, on a percent basis, will be absorbed equally by Servomex and our agent. That is, if the order is taken at a 10% discount, for example, the agent commission will be reduced by 2.5%. For discounts greater than 10%, there shall be a 1 % reduction in commission for each 1% discounted.

ATTACHMENT B

AREA OF PRIMARY MARKET RESPONSIBILITY

("Territory")

Sales Representative: Cal-Bay Controls

The State of California, Zip Codes:

900 through 931 (inclusive)

93203, 93205, 93206, 93214, 93215, 93216, 93217, 93220, 93224, 93225, 93226, 93240, 93241, 93243, 93249, 93250, 93251, 93252, 93254, 93255, 93263, 93268, 93276, 93280, 93283,93285,93287,93297,93298.

933 and 934.

93501, 93502, 93504, 93505, 93510, 93516, 93518, 93519, 93523, 93524, 93527, 93528, 93531, 93532, 93534, 93535, 93536, 93537, 93539, 93542, 93543, 93544, 93550, 93551, 93552, 93553, 93554, 93555, 93556, 93558, 93560, 93561, 93562, 93563, 93581, 93582, 93584, 93585, 93586, 93590, 93591, 93592, 93596.

The State of Nevada, Zip Codes:

889,890,891

ATTACHMENT C

ACCOUNT EXCLUSIONS

U.S. Government business

Solar Turbines (Special Projects)

On future Navy version X-540 orders from Cosmodyne or GEECO, a total 5% commission will be paid. This commission will be split evenly between Cal-Bay and Process Instrumentation regardless of where the order is placed.

ATTACHMENT D
ALLOCATION OF COMMISSIONS

The distribution system for commission payments is intended to adequately compensate those Sales Agents who must cooperate across territorial account boundaries in order to be jointly successful in obtaining an order.

40% Engineering Influence Credit

An Agent who helps end users, contractors, systems vendors, etc. in the activity of writing specifications, or otherwise influences a job or project by making presentations of the proposed equipment will be eligible to participate in this influence credit even though he has not initiated or prepared the quotation or proposal or influenced the end user or entered the order. Multiple influences from two or more representatives on Engineering will be split appropriately.

50% Sales influence credit.

A Sales Agent who provides total quotation and selling effort to close an order for Servomex will receive the full sales influence credit. Multiple influences from two or more Sales Agents will be split appropriately. Provision of the quotation can be supplied by the Sales Agent or from Servomex directly to the customer.

10% Destination Credit

Credit will be given to agents to cover their support activities in ensuring proper installation and start up of Servomex product.

Destination credit will be paid to the territory shown on the invoice as the "ship to" address except where Servomex analyzers (with the exception of those classified as portables) and Servomex manufactured systems are shipped to OEM's/repackagers/resellers. In these cases destination credit will be paid to the agent in the territory where the product will eventually reside and operate.

Note 1. Evidence of communication between Agents and Servomex is necessary in order to maintain equitable splits on each order.

ATTACHMENT E

SERVOMEX CORPORATE PARTNER (SCP) POLICY

A growing reality in the American Process Industry is the drive by large corporations to better control their capital purchases, reduce their capital investment and operating expenses, and earn a better return on the capital they employ. There is increasing discussion and action among large firms to reduce the number of vendors to a smaller, preferred set of vendors and, needless to say, Servomex wants to be one.

To this end, we are instituting a policy to better serve designated corporate accounts (designated as Servornex Corporate Partners, or SCP's) through our current Regional Manager and Rep/Agent network. Clearly the objective of this policy is to increase customer satisfaction and the amount of overall business we do with these corporate customers, essentially becoming a preferred supplier under whatever program they set up. That should help all of our Reps/Agents sell more to the plants in your regions over time.

There are central purchasing and engineering centers that have varying degrees of control over individual plant / project equipment purchases. Coordinating our contacts, sales and support activities is a shared effort, and we have to fairly compensate our team members for what they contribute to the overall sales and customer satisfaction effort. The following Servomex Corporate Partner (SCP) Policy has that as its goal.

A. Designated Servomex Corporate Partner (SCP) Targets

The following are designated Servomex Corporate Partner targets. No agreements currently exist, but it is a 1999 goal to develop them, and we expect our Reps/Agents help. This is a preliminary list and may change. Notification of additions or deletions will be by letter.

BOC Praxair Eastman Chemical Glaxo Wellcome

Merck Union Carbide E. I Dupont

B. Pricing/Discounts/Commissions

Pricing for SCP's will be ultimately controlled by the SCP Agreement struck with the customer. Until such agreements are signed, current pricing, discount, commission policies apply. The SCP Agreement will typically involve a bundle of benefits, not just but often including a discount that we will always try to tie to overall orders volume in a year. Commissions will be paid on the net value of each invoice. Discounts up to 20% will be shared 50-50 between Servomex and the involved Reps/Agents. A minimum commission of 5% will always be paid.

ATTACHMENT E - Continued

C. Commission Sharing

Commissions on orders for Key Accounts will be shared using the traditional split based on Destination, Engineering, and Selling efforts. However, the Engineering and Selling portion of the commission will be further split fairly (Servomex' judgement based on the information available) between the local and the central / headquarters sales and engineering efforts. Thus, if a central / influential purchasing or engineering center for a Key Account is in your territory and you do the job helping to get Servomex specified as a preferred vendor and maintain customer relations, you'll be getting an override on orders / sales to all the plants of that SCP in the Western Hemisphere.

D. SCP Management

Each SCP will have a Servomex Regional Manager assigned as the SCP Manager. That overall account manager is responsible for researching and planning account development strategies and implementing programs to reach the goals of achieving highly satisfied SCP's and more Servomex business utilizing Servomex resources and our Rep/Agent network.

ATTACHMENT F

STATEMENT OF POLICY

1. The use of funds or assets of Servomex Company for any illegal or improper purpose is strictly prohibited.

2. The use of funds or assets of Servomex Company for the making of any legal political contribution is strictly prohibited without the prior written concurrence of the Executive Committee of the Board of Directors of Servomex Company.

3. No unrecorded fund or asset of Servomex Company shall be established for any purpose.

4. No false entries shall be made in the books and records of Servomex Company for any reason.

5. No payment on behalf of Servomex Company shall be approved or made with the intention or understanding that any part of such payment is to be used for any purpose other than that described by the documents supporting the payment.

6. Any employee having information or knowledge of any unrecorded fund or asset or any act prohibited by this policy shall promptly report such matter to the General Manager, Servomex Company, or to the Chairman of the Board of Directors.

7. The Board of Directors, all officers and division officers of Servomex Company and all officers, directors and general managers of any subsidiary shall be responsible for the enforcement of and compliance with this policy, including distribution of the policy to employees to insure their knowledge and compliance.

8. Appropriate employees will be required on an annual basis to certify compliance with this policy.

9. To enable them to carry out their responsibilities under this policy, and for their own protection as well as that of Servomex Company, all officers, directors and general managers should familiarize themselves with the laws of the countries and localities within their areas of operation. They are authorized to obtain at company expense, and with the guidance and consent of the Vice President and General Manager of Servomex Company, whatever legal and other assistance is necessary to conduct their operations in a manner consistent with this policy.

10. This policy is not intended to prohibit the giving of minor gratuities or gifts of no significant value, or the payment of token amounts for services which are generally expected or to which Servomex Company is normally entitled, in those areas of the world where such matters are viewed as accepted business practice without the inference of unethical conduct. Such courtesies must not, however, exceed prudent or conservative bounds. Servomex Company, 90 Kerry Place, Norwood, MA 02062

11. This policy is applicable to Servomex Company and all its domestic subsidiaries.

ATTACHMENT G

COMPANIES AND PRODUCTS REPRESENTED